EX-99.77.D - Policies with respect to security investments
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Effective July 29, 2009, the U.S. Mortgages Fund may invest in foreign securities (including securities not denominated in U.S. dollars) and may hedge such investments against currency risk by investing in forward foreign currency exchange contracts.